April 19, 2010

By Hand & Via Edgar

Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	IESI-BFC Ltd.
Amendment No. 1 to Registration Statement on Form F-4
Filed March 17, 2010
File No. 333-164402

Dear Ms. Long:

On behalf of our client, IESI-BFC Ltd. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”), set forth in its letter of April 8, 2010 to Keith A. Carrigan, Vice Chairman and Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form F-4 (File No. 333-164402) (the “Registration Statement”).  Amendment No. 1 was filed on March 17, 2010.

On the date hereof, the Company has filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions described herein.  To assist the Staff in reviewing this letter, we will separately deliver to you and Ms. Haywood, by hand, a copy of this letter, along with a marked copy of Amendment No. 2 showing changes made against Amendment No. 1.  If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.  Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 2.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Form F-4

General

1.                                       Please provide Tandy language signed by an authorized representative of the company.

Response.

In response to the Staff’s comment, the Tandy representations have been made by an authorized representative of the Company in its letter dated April 19, 2010, which is attached hereto as Exhibit A and was separately submitted to the Staff as correspondence by hand and via Edgar on the date hereof.

Calculation of Registration Fee Table, page 2

2.                                       We note your response to question 3 of our letter dated February 17, 2010.  Please revise to clarify that you may issue the 5,753,740 shares in your sole discretion in the event of a decline in the company’s stock price pursuant to the merger agreement.

Response.

In response to the Staff’s comment, the Company has revised footnote 1(b) to the “Calculation of Registration Fee” table to read as follows:

“and (b) 5,753,740, which (under the terms of the merger agreement) IESI-BFC may elect to issue in its sole discretion in the event of a decline in IESI-BFC’s stock price.”

Letter to WSI Shareholders

3.                                       We note that the disclosure of the 29,930,674 maximum amount of shares offered is different than the 29,934,952 estimated maximum amount of shares offered in the calculation of Registration Fee Table.  Please explain or revise.

Response.

In response to the Staff’s comment, the “Calculation of Registration Fee” table has been revised to conform to the statement in the Letter to WSI shareholders that IESI-BFC expects to issue a maximum of 29,930,674 common shares in the merger.

Merger Consideration, page 6

4.                                       We note your response to prior comment 6 regarding WSI’s intentions regarding a possible waiver of the exchange ratio adjustment provisions.  As this document also serves WSI’s proxy statement, WSI should clarify whether there are circumstances under which it is likely that WSI would waive this provision (or any other condition of the merger agreement), and if so, whether it would resolicit the WSI shareholder vote.

Response.

In response to the Staff’s comment, and with the approval of WSI, the Company has revised the disclosure on page 13 of Amendment No. 2 to add a new paragraph immediately above “The Merger Agreement May Be Terminated Under Some Circumstances (page 97)”.

Background of the Merger, page 54

5.                                       We note your response to comment 11 in our letter dated February 17, 2010.  Please elaborate on what prompted the parties to initiate discussions with one another about a transaction on October 15, 2009.  Please also elaborate on the extent to which WSI discussed a transaction with the other publicly traded company in September 2009.  We note that WSI did not reach an agreement with the other publicly traded company, but it is unclear whether the discussions were only preliminary, the extent to which due diligence was conducted, whether any terms or consideration were offered or discussed, and who terminated the discussions and why.

Response.

In response to the Staff’s comment, and with the approval of WSI, the Company has revised the disclosure on page 54 of Amendment No. 2 to address the reasons for initiating the discussions on October 15, 2009 and the extent of discussions with the other publicly traded company in September 2009.

6.                                       In connection with our prior comment 15, please further discuss how the parties determined the terms of the adjustment to the exchange ratio.  For example, how did they determine that the thresholds for activating the adjustment provisions?  How did they determine the other companies in the basket?  We note your disclosure on page 55 that WSI insisted upon some exchange ratio adjustment for the protection of its shareholders.

Response.

In response to the Staff’s comment, the Company has revised the ninth paragraph on page 55 of Amendment No. 2 to further disclose how the parties determined the terms of the adjustment to the exchange ratio.

General, page 65

7.                                       We note your response to comment 21 in our letter dated February 17, 2010.  Please disclose the term of the Engagement Letter over which the monthly Work Fees accrue, including the commencement and ending dates.  We note your disclosure that if a shareholder meeting takes place in mid-April, CIBC will be entitled to five months of Work Fees totaling $375,000, but it is unclear why this is the case.  Similarly, you refer to Work Fees applicable to the months following the WSI shareholder meeting, but it is unclear why Work Fees would be charged for this period, what work is being performed during this period, or when this period would terminate.  Please also explain more clearly how the Work Fees are “credited” against the Initial Opinion Fee.  The example you have provided suggests that only the Work Fees accrued after the shareholder meeting will be credited against the Initial Opinion Fee.  It is not clear whether Work Fees also accrued for any periods prior to the meeting or delivery of the opinion, and if so, whether they are also credited against the Initial Opinion Fee and therefore not paid.  Investors should have a clear understanding of the total amount of fees paid or payable in connection with the fairness opinion.

Response.

In response to the Staff’s comment, the Company has revised its disclosure on page 66 of Amendment No. 2 to:  (i) disclose the term of the Engagement Letter (including commencement and ending dates); (ii) clarify that Work Fees do not accrue following a WSI shareholder meeting; and (iii) further clarify how Work Fees are calculated during the term of the engagement.

Material U.S. Federal Income Tax Consequences of the Merger, page 74

8.                                       We note your statement in the first paragraph that counsels have opined that the merger will qualify as a reorganization for tax purposes.  Please revise the second paragraph to also state as clearly that the material tax consequences of the merger to stockholders that are described on page 75 are counsels’ opinions.

Response.

In response to the Staff’s comment, the Company has revised the fifth full paragraph on page 74 of Amendment No. 2 to state clearly that the material tax consequences of the merger to stockholders as described on pages 74 and 75 of Amendment No. 2 are counsels’ opinions.

9.                                       We note your response to question 23 in our letter dated February 17, 2010.  Please revise the disclosure in the first paragraph of page 78 to remove the phrases qualifying this as a discussion for “general information only” as this type of language may suggest that shareholders are not entitled to rely on the disclosure.

Response.

In response to the Staff’s comment, the Company has revised the disclosure in the last full paragraph of page 77 of Amendment No. 2 to remove the phrase “for general information only”.

Material Canadian Federal Income Tax Considerations, page 78

10.                                 Please identify counsel who has given its opinion as to the matters discussed in this section.  Further, as Tory’s has filed a short-form opinion as Exhibit 8.3 to the registration statement, please expressly state that the discussion constitutes counsel’s opinion.  Please also remove phrases qualifying this as a summary of a “general nature only”, which may suggest that stockholders are not entitled to rely on the discussion.

Response.

In response to the Staff’s comment, the Company has revised the disclosure in the first sentence under “Material Canadian Federal Income Tax Considerations” on page 78 of Amendment No. 2 to identify counsel who has given its opinion as to the matters discussed and to expressly state that the discussion constitutes such counsel’s opinion, and has further removed phrases in pages 78 through 80 of Amendment No. 2 which may have been interpreted as qualifying the discussion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of IESI-BFC

Critical Accounting Estimates

Goodwill, page 149

11.                                 We have read your response to comment 32 from our letter dated February 17, 2010.  Your response indicates that you did not re-perform interim goodwill impairment tests for any of your reporting units from May 1, 2009 to the date of your F-4 amendment on March 17, 2010.  However, this seems inconsistent with disclosures previously found on page 167 of your Form F-4 filed January 10, 2010.  Those previously filed disclosures stated that interim impairment tests were performed for your U.S. northeast segment but the testing results indicated that no goodwill had been impaired.  Please explain this apparent discrepancy and revise your filing as necessary to disclose both the extent to which any interim goodwill impairment testing was performed as well as the specific circumstances that caused management to determine interim goodwill testing was appropriate at that time.  Please also disclose whether or not the estimated fair value of each of your reporting units “substantially” exceeds the unit’s carrying value as of December 31, 2009.

Response.

The Company’s disclosure in the third paragraph on page 167 of its January 19, 2010 filing of the Registration Statement erroneously stated that “IESI-BFC conducted its review in November 2009 . . .” whereas the review was actually conducted in November 2008. The Company revised its disclosure on impairment testing in Amendment No. 1, which can now be located in the last paragraph on page 149 of Amendment No. 2 and the first two paragraphs on page 150 of Amendment No. 2.

In response to the Staff’s comment, the Company has revised the last paragraph on page 149 of Amendment No. 2 to clarify that the results of the April 30, 2009 annual impairment test showed that the fair value of each of the Company’s reporting units substantially exceeded their carrying amounts.

Furthermore, in response to the Staff’s comment, the Company has revised the first full paragraph on page 150 of Amendment No. 2 to clarify that, in light of prevailing economic and financial conditions of the economy in the fourth quarter of 2009, the Company reviewed the requirements to perform the test for impairment in advance of its annual test on April 30, 2010 but concluded that it had no reason to believe the prevailing economic and financial conditions indicated a possible impairment in any of its reporting units as of December 31, 2009. As such, the Company did not re-perform its test for impairment of goodwill.

12.                                 As a related matter, in future filings, if any of your reporting units have estimated fair values that are not “substantially” in excess of the carrying value and if the goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholders’ equity, please provide the following additional disclosures for each of these reporting units:

•                  Identify the reporting unit;

•                  Quantify the percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•                  Disclose the amount of goodwill associated with the reporting unit;

•                  Provide a description of the assumptions that drive the estimated fair value:

•                  Provide a discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•                  Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Response.

In response to the Staff’s comment, the Company has advised us that it shall in future filings provide the disclosures suggested above in the event any of the Company’s reporting units have estimated fair values that are not “substantially” in excess of the carrying value and if the goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact the Company’s operating results or total shareholders’ equity.

13.                                 If you have determined that the estimated fair value “substantially” exceeds the carrying value for all of your reporting units, please disclose this determination in future filings.  Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which fair value is not substantially in excess of the carrying value and, any potential future impairment could materially impact your operating results or total shareholders’ equity.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response.

In response to the Staff’s comment, the Company has advised us that it shall in future filings disclose if it makes any determination that the estimated fair value “substantially” exceeds the carrying value for all of its reporting units and shall provide the above disclosures, as applicable, for any long-lived assets or asset groups for which fair value is not substantially in excess of the carrying value and any potential future impairment could materially impact the Company’s operating results or total shareholders’ equity.

Unaudited Pro Forma Condensed Combined Financial Statements

5.  Pro Forma Earnings Per Share, page 268

14.                                 On page F-120, you disclose that on February 11, 2010, you called for the exchange of all outstanding participating preferred shares for common stock.  Please tell us what consideration you gave to including this transaction in your pro forma financial statements.

Response.

In response to the Staff’s comment, the Company has advised us that the exchange of all outstanding participating preferred shares for common stock would have no impact on basic or diluted pro forma combined net income per weighted average share and the Company has added a paragraph to page 260 of Amendment No. 2 to disclose this.  The impact of the participating preferred shares on the determination of basic and diluted net income per weighted average share was included in the Company’s response to comments 42 and 43 in the Staff’s letter dated February 17, 2010.  Finally, the Company has advised us that the exchange of participating preferred shares for common stock is not directly attributable to the acquisition of WSI, which is the second reason the exchange has not been reflected in the pro forma financial statements.

Financial Statements — IESI-BFC Ltd

Consolidated Balance Sheet, page F-75

15.                                 Please present your historical shares authorized, issued and outstanding on the face of your balance sheet.  See Rule 5-02.29 of Regulation S-X.

Response.

In response to the Staff’s comment, the Company has revised its consolidated balance sheets on page F-75 of Amendment No. 2 to present the Company’s historical shares authorized, issued and outstanding.

16.                                 We have read your response to comment 40 from our letter dated February 17, 2010.  Please revise your balance sheets to separately label both the totals related to IESI-BFC Ltd shareholders’ equity and total equity.

Response.

In response to the Staff’s comment, the Company has revised its consolidated balance sheets on page F-75 of Amendment No. 2 to separately label both the totals related to shareholders’ equity and total equity.

17.                                 Please revise to explain the reason for the signatures at the bottom of your consolidated balance sheets or remove them accordingly.

Response.

In response to the Staff’s comment, the Company has been advised that it is governed by the Business Corporations Act (Ontario), which requires that a corporation’s annual financial statements evidence their approval by the board of directors through the signatures that appear on the consolidated balance sheets.

Consolidated Statements of Cash Flows.  page F-77

18.                                 Please confirm that your statements of cash flows include all amounts related to the non-controlling interest.  For example, your statement of equity indicates that total dividends for fiscal 2009 were $78.5 million of which $9.7 million pertained to the non-controlling interest.  Your cash flow statement reflects $70,849 of dividends paid to share and participating preferred shareholders and distributions paid to unitholders.  It is unclear whether this difference is attributable to dividends declared but unpaid as of year-end or if your statement of cash flows does not reflect the dividends paid to the non-controlling interest.  Please advise or revise accordingly.

Response.

In response to the Staff’s comment, the Company has advised us that the difference is attributable to the distinction between dividends declared and dividends paid.  The Company has revised its disclosure on page F-78 of Amendment No. 2 to reflect the distinction.

19. Equity

Accumulated other comprehensive (loss) income, page F-108

19.                                 Please revise to quantify each of the components of accumulated other comprehensive (loss) income for each period presented.  Please refer to FASB ASC 220-10-45-14.

Response.

In response to the Staff’s comment, the Company has revised, on page F-108 of Amendment No. 2, its disclosure of accumulated and other comprehensive (loss) income to quantify each of the components for each period presented.

Item 22.  Undertakings, page II-4

20.                                 Please include the undertaking pursuant to Item 512(a)(5)(ii).

Response.

In response to the Staff’s comment, the Company has added the undertaking pursuant to Item 512(a)(5)(ii) as undertaking “(b)” on page II-4 of Amendment No. 2.

Legal Opinions, Exhibits 8.1, 8.2 and 8.3

21.                                 In Exhibits 8.1, 8.2 and 8.3, please have counsel revise its opinions to specifically consent to the discussion of the opinion in the proxy statement/prospectus, as well as to being named in the registration statement and to the reproduction of the opinion as an exhibit.

Response.

In response to the Staff’s comment, each of the opinions filed as Exhibits 8.1, 8.2 and 8.3 to Amendment No. 1 have been revised and re-filed with Amendment No. 2.  The last paragraph in each of Exhibits 8.1, 8.2 and 8.3 to Amendment No. 2 has been revised by counsel to specifically consent to the discussion of the opinion in the proxy statement/prospectus, to being named in the Registration Statement and to the reproduction of the opinion as an exhibit.

22.                                 In Exhibit 8.3, please have counsel revise its opinion to provide that the tax discussion in the proxy statement/prospectus constitutes counsel’s opinion.  As currently drafted, it appears that counsel is opining on the quality of the summary as accurate.

Response.

In response to the Staff’s comment, the opinion filed as Exhibit 8.3 to Amendment No. 2 has been revised by counsel to provide in the fourth paragraph of such opinion that the tax discussion in the proxy statement/prospectus constitutes such counsel’s opinion.

Form 40-F

Disclosure Controls and Procedures, page 2

23.                                 We note your statement that a “control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met,” and that your officers believe the disclosure controls and procedures are effective at the reasonable assurance level.  In future filings, please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response.

In response to the Staff’s comment, the Company has advised us that it shall in future filings state that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Risk Factors, page 17

24.                                 In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware.  In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate.  Your risk factor disclosure should address all of the material risks that you face.  If you do not deem risks material, you should not make reference to them.

Response.

In response to the Staff’s comment, the Company has advised us that it shall in future filings refrain from using qualifications and limitations in its risk factor disclosure.

*              *              *              *              *

Any questions or comments with respect to Amendment No. 2 or this letter may be communicated to the undersigned at (212) 880-6050 or Daniel P. Raglan at (212) 880-6160.  Please send copies of any correspondence relating to this filing to Joris M. Hogan by facsimile to (212) 682-0200 with the original by mail to Torys LLP, 237 Park Avenue, New York, New York 10017.

Sincerely,

/s/ Joris M. Hogan

Joris M. Hogan

cc:	Sherry Haywood
(Securities and Exchange Commission)

William Chyfetz
Thomas J. Fowler
Andrea S. Rudnick
(IESI-BFC Ltd.)

Daniel P. Raglan
(Torys LLP)

Ivan R. Cairns
(Waste Services, Inc.)

Rick L. Burdick
Daniel I. Fisher
(Akin Gump Strauss Hauer & Feld LLP)

Christopher W. Morgan
(Skadden, Arps, Slate, Meagher & Flom LLP)

Exhibit A

[IESI-BFC Letterhead]

April 19, 2010

By Hand & Via Edgar

Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

Re:	IESI-BFC Ltd. (the “Company”)
Registration Statement on Form F-4
File No. 333-164402

Dear Ms. Long:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) dated April 8, 2010, relating to the above-captioned filing, we hereby acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IESI-BFC LTD.

By:	/s/ William Chyfetz
	Name:	William Chyfetz
	Title:	Vice President and General Counsel